UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 AUGUST 29, 2006

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES SECOND QUARTER 2006 RESULTS

LEIDEN, THE NETHERLANDS, AUGUST 29, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, SWX: CRX) today announced its financial results for the first half-year ended June 30, 2006, based on International Financial Reporting Standards (IFRS).

Total revenues for the second quarter were (euro)18.9 million and other operating income was (euro)2.8 million. Net loss for the second quarter of 2006 attributable to equity holders of the parent amounted to (euro)25.7 million. Total revenues for the six months ended June 30, 2006, were (euro)30.6 million; other operating income amounted to (euro)4.8 million for the first six months of 2006. Net loss for the first six months of 2006 attributable to equity holders of the parent amounted to (euro)40.4 million.

Cash and cash equivalents were (euro)177.7 million on June 30, 2006, compared to
(euro)178.7 million at the end of the first quarter. Proceeds from the sale of discontinued operations and a reclassification of short-term financial assets to cash, offset cash used in operations in the second quarter. Total assets on June 30, 2006, were (euro)616.1 million.

Crucell's Chief Financial Officer Leonard Kruimer said: "The second quarter results are in line with our expectations as they reflect the effects of purchase price allocation, one-time integration costs, and fully integrated R&D and SG&A costs. Product sales in our Berna subsidiary were up 9% over the same six-month period last year. Given the strong seasonal pattern of these sales, and the expected launch of Quinvaxem(TM), we reiterate our previous guidance for full-year revenue and cash burn: revenue, including other operating income, of
(euro)130 to (euro)150 million, with 2006 operational cash burn in the range of
(euro)33 to (euro)38 million."

OPERATIONAL REVIEW SECOND QUARTER 2006

* BERNA BIOTECH ACQUISITION: Crucell's offer for Berna Biotech AG was settled on February 22, 2006. The Company now holds 98.4% of all issued Berna shares. The Company is in the process of delisting the remaining shares, which is expected to be completed in the fourth quarter.

* QUINVAXEM: The Korea Food and Drug Administration (KFDA) awarded licensure to Quinvaxem(TM), a fully liquid pentavalent vaccine co-developed with Chiron Corporation, in March 2006. Crucell has started production of the vaccine in Korea and first shipments will be made once pre-qualification is received from the WHO.

* DIVESTMENTS: Crucell concluded the sale of Rhein Biotech GmbH and veterinary pharmaceuticals company Dr. E. Graub AG. These divestments enabled Crucell to align its portfolio of activities with its strategic priorities. Total proceeds amounted to (euro)15.4 million.

* AVIAN INFLUENZA VACCINE CLINICAL TRIAL: Crucell announced the start of a clinical trial, performed in collaboration with the University of Leicester, UK, testing three types of vaccines against the H9N2 avian influenza virus in humans. The trial involves the vaccination of 560 healthy adults, and will allow Crucell to choose the best vaccine modality for further clinical studies with pandemic flu vaccines. First results of the study are expected by the end of 2006.

* PATENT INFRINGEMENT: Crucell settled its patent infringement proceedings against CEVEC Pharmaceuticals GmbH. The final claim in the case was withdrawn following CEVEC's commitment not to use its cell bank in any way that would constitute further infringement of Crucell's European PER.C6(R) patent.

* STAR(TM) TECHNOLOGY: Crucell signed a non-exclusive STAR(TM) research license agreement with Cambridge, Massachusetts-based Millennium Pharmaceuticals Corporation.

* PER.C6(R) LICENSING: Crucell secured new PER.C6(R) licensing deals with Upstate USA, BIOA&D and Immuno-Biological Laboratories during the second quarter.

* PER.C6(R) R&D CENTER: Crucell and technology partner DSM Biologics announced the establishment of a new PER.C6(R) R&D Center in Cambridge, Massachusetts, and the appointment of Dr Marco Cacciuttolo as CEO. Operations are expected to commence by the end of 2006.

* SUPERVISORY BOARD: Mr. Pieter Strijkert, chairman of Crucell's Supervisory Board since the Company's incorporation, stepped down at the Annual General Meeting of Shareholders on June 2, 2006. He was succeeded by the vice-chairman of the Supervisory Board, Mr. Jan Oosterveld.

* SUSPENSION OF AERUGEN(R) CLINICAL DEVELOPMENT: On July 18, 2006, the Company announced the suspension of the clinical development program for Aerugen(R), a vaccine for the prevention of Pseudomonas aeruginosa infection.

DETAILS OF THE FINANCIAL RESULTS FIRST HALF-YEAR

REVENUES AND OTHER OPERATING INCOME

Revenues for the first half-year of 2006 were (euro)30.6 million, compared to
(euro)13.4 million in the same period last year. Revenues consist of product sales, license revenues and service fees. Revenues in 2006 represent product sales from Berna from the moment of acquisition at February 22, 2006; license revenues and service fees do not include sales from Berna and are therefore included for six months. Product revenues amount to (euro)21.5 million, concentrated in pediatric and travel vaccines. Product revenues are seasonal and have historically been concentrated in the second half of the year. This is due to seasonal sales of influenza vaccine, and the projected sales of the new Quinvaxem(TM) pediatric vaccine. Comparable product sales from Berna in the first half-year 2006 were up 9% over same period last year.

License revenues were (euro)4.6 million, a decrease of (euro)3.7 million over last year. Last year's license revenues included a (euro)2 million milestone and a significant (euro)2 million up-front fee from a partner. License revenue consisted of initial payments from new contracts as well as annual and other payments on existing contracts. Service fees amount to (euro)4.5 million, compared to (euro)5.1 million last year, which represents a slight decrease in chargeable development activities. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other Operating income was (euro)4.8 million, compared to (euro)2.6 million in the same period last year. Other operating income consists of government grants, which increased slightly to (euro)3.0 million, and other income of (euro)1.8 million.

COST OF GOODS SOLD

Cost of goods sold for the first six months of 2006 amounted to (euro)27.4 million, (euro)24.2 million of which represents product costs and the remainder of (euro)3.2 million represents costs of service activities. The (euro)24.2 million in product costs is relatively high since it includes a (euro)6.4 million inventory purchase price allocation charge. The remaining step-up in inventory on June 30, 2006, as a result of the purchase price allocation, amounts to (euro)11 million, which will be charged to cost of goods sold in future accounting periods.

EXPENSES

Total expenses consist of research and development (R&D) expenses and selling, general and administrative (SG&A) expenses. Total R&D and SG&A expenses were
(euro)48.6 for the first six months of 2006. That represents a (euro)27.1 million increase over the same period last year. The difference is primarily attributable to combining activities of Crucell and Berna since acquisition.

R&D expenses amounted to (euro)29.8 million, which represents a (euro)16.3 million increase over the first half of 2005. Berna clinical programs accounted for a (euro)10.6 million increase in R&D costs in the first six months of 2006. Amortization as a result of the purchase price allocation added (euro)2.1 million in expenses. In addition, costs for clinical development in Leiden for Rabies, West-Nile and Influenza clinical programs added (euro)3.6 million in development costs over same period last year.

SG&A expenses for the first half-year 2006 were (euro)18.8 million and represent an increase of (euro)10.8 million over the first half-year of 2005. Of the increase, (euro)3.5 million represents the addition of the Berna G&A costs to the organization; (euro)4.8 million represents sales & marketing expenses; and
(euro)2.5 million represents integration costs, like Sarbanes-Oxley implementation and various advisory costs.

NET LOSS

The Company reported a net loss attributable to equity holders of the parent for the first half-year 2006 of (euro)40.4 million, or (euro)0.75 net loss per share.

Minority interests of (euro)0.5 million represent the share in results of minority shareholders in Berna Biotech AG as well as in Rhein Biotech NV, which is listed at the Frankfurt Exchange (FWB).

CASH FLOW AND CASH POSITION

Cash and cash equivalents increased by (euro)65.9 million in the first six months of 2006 up to an amount of (euro)177.7 million. The net increase is a result of the cash acquired in the acquisition. During the second quarter, cash deposits of (euro)13.0 million were re-classified as restricted cash and serve as collateral for company mortgages and financial leases. These deposits are included on the balance sheet as other financial assets.

Net cash used in operating activities in the first six months of 2006 was
(euro)24.1 million. Changes in working capital for the acquired company reflect changes in current assets and current liability balances since the date of acquisition.

Cash from investing activities amounted to (euro)79.3 million. This includes cash acquired in the acquisition of (euro)76.9 million. (euro)9.0 million was used to pay acquisition transaction costs. Proceeds from financial assets include (euro)15.4 million of proceeds from divested assets, Rhein Biotech GmbH and Dr. E. Graub AG., received in the second quarter. Proceeds from financial assets also include (euro)17.9 million of deposits for which the maturity has decreased to less than 3 months in the second quarter, resulting in a reclassification to cash and cash equivalents.

Net cash from financing activities was (euro)11.0 million, of which (euro)7.9 million represents an increase in mortgage loans and leasing liabilities. The Company has entered and intends to enter into financial leases to finance investment in property, plant and equipment, the effect of which will be to reduce cash outflow in the year the investment takes place. In the first six months the Company received (euro)3.4 million from the issuance of ordinary shares for employee stock options exercised.

BALANCE SHEET

Total equity amounts to (euro)464.3 million, of which (euro)11.2 million represents minority interests. A total of 59 million ordinary shares were issued and outstanding on June 30, 2006.

Inventories increased (euro)12.1 million during the second quarter to (euro)62.7 million by June 30, 2006. The increase in inventory is due to purchase of materials for influenza vaccine production in the second half of the year, as well as stock of intermediate and finished goods of Quinvaxem(TM) vaccine.

Short-term financial assets decreased over the second quarter due to a reclassification of (euro)17.9 million of deposits to cash and cash equivalents, since these deposits now have a maturity date of less than 3 months.

Intangible assets amount to (euro)116.2 million and represent acquired in-process R&D; patents and trademarks; and value of customer and supplier relationships. The purchase price allocation has been further updated during the second quarter and is expected to be finalized before year-end.

Investments in Joint venture represent investment in Pevion. The Company's investment in Galapagos NV is classified under "Other financial assets."

RECONCILIATION IFRS TO US GAAP

Shareholders equity under US GAAP is (euro)413.4 million, (euro)50.9 million lower than under IFRS. This is primarily due to the different method to determine the Berna acquisition price and write-off of in-process R&D of
(euro)61.8 million required under USGAAP.

Net loss under US GAAP for the six months ended June 30, 2006, is (euro)102.4 million versus a loss of (euro)40.9 million under IFRS. The difference is mainly due to the write-off of in-process R&D under US GAAP as well as some other minor differences.

OUTLOOK

The Company maintains its revenue outlook, including other operating income, for 2006 in the (euro)130 to (euro)150 million range, which is dependent on obtaining WHO pre-qualification of the Company's Quinvaxem(TM) vaccine.

2006 will be a year of integration, affecting cash used in operations. Net of integration, one-time transaction costs, investment in plant and equipment and other proceeds from divestitures, the total decrease in cash over 2006 is expected to be in the (euro)33 million to (euro)38 million range. The Company expects to achieve operational cash break-even in 2007.

FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE HAVE IDENTIFIED CERTAIN IMPORTANT FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS. FOR INFORMATION RELATING TO THESE FACTORS PLEASE REFER TO OUR FORM 20-F, AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JULY 6, 2006.

CONFERENCE CALL AND WEBCAST

Crucell will conduct a conference call today, August 29, 2006, starting at 14:00 pm Central European Time (8:00 am US Eastern time). A presentation will be followed by a question and answer session. To participate in the conference call, please call one of the following toll-free numbers within 10 minutes prior to commencement:

                            888-495-6452 FOR THE US;
                         0800-358-5255 FOR THE UK; AND
                       0800-265-8531 FOR THE NETHERLANDS.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

FOR FURTHER INFORMATION CONTACT:

CRUCELL N.V.                             FOR CRUCELL IN THE U.S.
Leonard Kruimer                          REDINGTON, INC.
Chief Financial Officer                  Thomas Redington
Tel. +31-(0)71-524 8722                  Tel. +1 212-926-1733
l.kruimer@crucell.com                    tredington@redingtoninc.com

Paul Vermeij
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
p.vermeij@crucell.com

                                   CRUCELL NV

                           CONSOLIDATED STATEMENTS OF
                                   OPERATIONS
                           (amounts in thousands Euro)


                                                                             ------------------------      -------------------------
                                                                                   6 MONTHS ENDED               SECOND QUARTER
                                                                                      JUNE 30,
                                                                             ------------------------      -------------------------
                                                                                  2006           2005           2006            2005
                                                                             UNAUDITED      UNAUDITED      UNAUDITED       UNAUDITED

REVENUES

   Product sales                                                                21,493           --           14,444           --
   Licence revenues                                                              4,638          8,306          2,386          6,460
   Service fees                                                                  4,513          5,115          2,068          2,635
                                                                               -------        -------        -------        -------
   Total revenues                                                               30,644         13,421         18,898          9,095

COST OF GOODS SOLD

   Products                                                                     24,193           --           14,420           --
   Other                                                                         3,192          4,107          1,524          2,244
                                                                               -------        -------        -------        -------
   Total Cost of goods sold                                                     27,385          4,107         15,944          2,244

OTHER OPERATING INCOME

   Government grants                                                             3,007          2,637          2,055          1,003
   Other income                                                                  1,761           --              714           --
                                                                               -------        -------        -------        -------
   Total Other Operating Income                                                  4,768          2,637          2,769          1,003

GROSS OPERATING MARGIN                                                           8,027         11,951          5,723          7,854
EXPENSES

   Research & Development                                                       29,791         13,515         19,195          6,497
   SG&A                                                                         18,813          7,969         11,721          5,111
                                                                               -------        -------        -------        -------
   Total expenses                                                               48,604         21,484         30,916         11,608

EARNINGS BEFORE INTEREST AND TAXES (EBIT)                                      (40,577)        (9,533)       (25,193)        (3,754)
                                                                               -------        -------        -------        -------
   Financial income & interst expense, net                                         398            915           (193)           503
   Results investments non-consolidated companies                                 (792)          (455)          (792)          --
   Provisioning for income taxes                                                    (1)          --             (166)          --

LOSS FROM CONTINUING OPERATIONS                                                (40,972)        (9,073)       (26,344)        (3,251)
                                                                               -------        -------        -------        -------
   Results from discontinuing operations                                          (470)          --             (103)          --
   Results from sales of discontiniung operations                                  470            470           --

NET LOSS                                                                       (40,972)        (9,073)       (25,977)        (3,251)
                                                                               -------        -------        -------        -------
ATTRIBUTABLE TO:

   Equity holders of the parent                                                (40,428)        (9,073)       (25,712)        (3,251)
   Minority interests                                                             (544)          --             (265)          --
                                                                               -------        -------        -------        -------
                                                                               (40,972)        (9,073)       (25,977)        (3,251)
                                                                               -------        -------        -------        -------
BASIC AND DILUTED NET LOSS PER SHARE:
net loss per share - basic and diluted                                           (0.75)         (0.23)         (0.44)         (0.09)
Weighted avg.shares outstanding-basic and diluted(Thousands)                    53,761         38,298         58,960         39,363

                                   CRUCELL NV

                       CONSOLIDATED STATEMENTS OF CASHFLOW
                           (amounts in thousands Euro)


                                                                             ------------------------      -------------------------
                                                                                   6 MONTHS ENDED               SECOND QUARTER
                                                                                      JUNE 30,
                                                                             ------------------------      -------------------------
                                                                                  2006           2005           2006            2005
                                                                             UNAUDITED      UNAUDITED      UNAUDITED       UNAUDITED

OPERATING ACTIVITIES

Net Loss                                                                       (40,972)        (9,073)       (25,977)        (3,251)
Reversal of non-cash items
   Depreciation                                                                  5,986          1,452          4,087            717
   Intangible amortization                                                       2,532          1,067          1,798            533
   Results for discontinuing operations                                           --             --             (367)          --
   Results investments non-consolidated companies                                  792            455            792           --
   Change in long-term provisions                                                  (78)          --               70           --
   Gain on disposal of assets                                                     (220)          --             (220)          --
   Stock based compensation                                                      1,888          3,194            936          2,286
Change in net working capital
   Accounts receivable, net                                                      1,973         (2,495)        10,325         (3,942)
   Inventories                                                                  (6,636)          --          (13,058)          --
   Prepaid expenses and other current assets                                     1,747         (2,356)         2,789         (1,138)
   Accounts payable                                                             10,516          1,310          7,390          1,005
   Short term liabilities                                                       (3,877)        (3,877)          --
   Accrued expenses and deferred income                                          2,264           (989)         3,634         (1,036)
   Other                                                                           (56)        (3,251)           350         (2,331)
                                                                              --------       --------       --------       --------
NET CASH USED IN OPERATING ACTIVITIES                                          (24,141)       (10,686)       (11,328)        (7,157)
Cash flow used in investing activities
   Purchase of plant & equipment                                                (9,436)          (635)        (7,241)          (340)
   Proceeds form sale of plant & equipment                                         397           --              397           --
   Acquired cash from acquistions                                               76,888           --             (971)          --
   Cash used for acquisition transaction costs                                  (9,000)          --           (3,500)          --
   Proceeds from financial assets                                               20,443           --           20,398           --
                                                                              --------       --------       --------       --------
NET CASH FROM INVESTMENT ACTIVITIES                                             79,292           (635)         9,083           (340)
Cash flow used in financing activities
   Proceeds from financial liabilities                                           7,938           --              985           --
   Proceeds from issuance of ordinary shares                                     3,416         55,491            636         51,195
   Repayment of financial liabilities                                             (323)          (323)          --
   Principal payments under captial lease obligations                             --             (596)           125           (301)
                                                                              --------       --------       --------       --------
NET CASH FROM FINANCING ACTIVITIES                                              11,031         54,895          1,423         50,894
   Effects of exchange rate on cash and cash equivalents                          (244)          --             (244)          --
                                                                              --------       --------       --------       --------
NET INCREASE IN CASH & CASH EQUIVALENTS                                         65,938         43,574         (1,066)        43,397
BEGINNING CASH BALANCE                                                         111,734         76,711        178,738         76,888
                                                                              --------       --------       --------       --------
ENDING CASH BALANCE                                                            177,672        120,285        177,672        120,285
                                                                              --------       --------       --------       --------

                                   CRUCELL NV

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                              (amounts in thousands Euro)

                                                                                             --------       --------       --------
                                                                                              JUNE 30       MARCH 31     DECEMBER 31
                                                                                                 2006           2006            2005
                                                                                             --------       --------       --------
                                                                                            UNAUDITED      UNAUDITED

ASSETS

CURRENT ASSETS:

   Cash and Cash equivalents                                                                  177,672        178,738        111,734
   Accounts receivable, net                                                                    22,065         31,538          1,824
   Financial assets short term                                                                  1,243         18,992           --
   Inventories                                                                                 62,738         50,605           --
   Prepaid expenses and other current assets                                                   21,599         21,300         13,906
   Prepaid acquistion cost                                                                       --             --            3,574
   Assets held for sale                                                                          --           15,661           --
                                                                                             --------       --------       --------
   Total current assets                                                                       285,317        316,834        131,038

NON CURRENT ASSETS

   Plant and equipment, net                                                                   145,261        142,719         24,629
   Intangible assets                                                                          116,225        118,335          2,577
   Goodwill                                                                                    35,610         43,656           --
   Investments in joint venture                                                                 5,905          2,838           --
   Net pension asset                                                                            2,585          2,596           --
   Other financial asset                                                                       25,184         14,821         11,493
                                                                                             --------       --------       --------
   Total non-current assets                                                                   330,770        324,965         38,699

TOTAL ASSETS                                                                                  616,087        641,799        169,737
                                                                                             --------       --------       --------
LIABILITIES

CURRENT LIABILITIES

   Accounts payable                                                                            26,779         14,060          8,770
   Short term liabilities                                                                      20,319         19,000          2,949
   Accrued expenses and deferred income                                                        18,940         23,463         11,029
   Income tax payable                                                                            --              154           --
   Other                                                                                          758            850           --
                                                                                             --------       --------       --------
   Total current liabilities                                                                   66,796         57,527         22,748

NON CURRENT LIABILITIES

   Long term financial liabilities                                                             40,556         44,632          8,982
   Long term provisions & liabilities                                                           2,131          2,130            398
   Deferred tax liabilities                                                                    42,308         41,780           --
                                                                                             --------       --------       --------
   Total non-current liabilities                                                               84,995         88,541          9,380

TOTAL EQUITY

   Ordinary shares, 0.24 Euro par value; 85,000,000 shares authorized;
   59,016,338 and 41,440,613 shares issued and outstanding at June 30, 2006 and December 31, 2005

   respectively                                                                                14,164         14,081          9,946
   Additional paid in capital                                                                 639,838        637,000        280,832
   Deferred compensation                                                                       (5,745)        (4,371)        (2,240)
   Net unrealized gain reserve                                                                  9,345         10,939          9,630
   Currency Translation Adj                                                                    (3,540)            99           --
   Accumulated deficit                                                                       (200,987)      (175,275)      (160,559)
                                                                                             --------       --------       --------
   Total equity to equity holders                                                             453,075        482,473        137,609
   Minority interests                                                                          11,221         13,258           --
                                                                                             --------       --------       --------
   Total equity                                                                               464,296        495,731        137,609

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                                    616,087        641,799        169,737
                                                                                             --------       --------       --------

                                   CRUCELL NV
                         Reconciliation IFRS to US GAAP
                           (amounts in thousands Euro)

                                                                        JUNE 30,
                                                                            2006
                                                                       ---------
                                                                       UNAUDITED
EQUITY
--------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY IN ACCORDANCE WITH IFRS (INCL                      464,296
MINORITY INTERESTS)
--------------------------------------------------------------------------------
Purchase price difference (1)                                            19,894
IPR&D Expense (2)                                                       (61,771)
Other US GAAP Adjustments (3)                                              (101)
Currency translations adjustments                                         2,345
Minority interests                                                      (11,221)
--------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY IN ACCORDANCE WITH US GAAP                         413,442
(EXCL. MINORITY INTERESTS)
--------------------------------------------------------------------------------

1 Higher purchase price due to different closing rates of the underlying shares. IFRS uses the share price at closing date (Feb 28, 2006), US GAAP applied and average rate around the preannouncement date of the public offer (Dec 1, 2005).

2    IPR&D Expenses expensed under US GAAP

3    Contains amongst others the reclass of director loans'

INCOME
--------------------------------------------------------------------------------
NET LOSS IN ACCORDANCE WITH IFRS                                        (40,972)
--------------------------------------------------------------------------------
Minority interest                                                           544
Share based compensation                                                   (362)
IPR&D Expense                                                           (61,771)
Amortization of purchase price step up                                      159
--------------------------------------------------------------------------------
NET LOSS IN ACCORDANCE WITH US GAAP                                    (102,402)
--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    AUGUST 29, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer